SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             WASHINGTON MUTUAL, INC.
             (Exact name of registrant as specified in its charter)



                              Washington 91-1653725
           (State of incorporation or organization) (I.R.S. Employer
                               Identification No.)



      1201 Third Avenue, Suite 1500, Seattle, WA               98101
       (Address of principal executive offices)              (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                   Name of each exchange on which
       To be so registered                   each class is to be registered

       Common Stock, No Par Value            New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)




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     Item 1. Description of Registrant's Securities to be Registered

     Common Stock, No Par Value

     Each holder of common stock (the "Common Stock") of Washington Mutual, Inc. (the "Company" or "Registrant") is entitled to one vote for each share held on all matters voted upon by shareholders. Shareholders are not permitted to cumulate their votes for the election of directors.

     Subject to the rights of holders of preferred stock of the Registrant, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors of the Registrant (the "Board"), in its discretion, from funds legally available therefor. In the unlikely event of the liquidation of the Registrant, holders of Common Stock will be entitled to receive any remaining assets of the Registrant, in cash or in kind, after payment of all liabilities and of all amounts reserved in liquidation accounts.

     Holders of Common Stock are not entitled to preemptive rights with respect to any additional shares that may be issued. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. All outstanding shares of Common Stock are, and the shares of Common Stock registered hereunder will be, when issued, fully paid and nonassessable.

     Approval of Mergers, Consolidations, Sale of Substantially All Assets and Dissolution. The Restated Articles of Incorporation of the Registrant (the "Articles") contain provisions which, except under specified circumstances discussed below, generally prohibit the Registrant (or any subsidiary of the Registrant) from becoming a party to (a) any merger or consolidation with a "major stockholder"; (b) any sale, lease, exchange, transfer, distribution to stockholders or other disposition to or with a "major stockholder" of all or substantially all of the assets or business of the Registrant or a subsidiary of the Registrant or a portion of such assets or business having a value of more than 5% of the assets of the Registrant and its subsidiaries; (c) the purchase, exchange, lease or other acquisition by the Registrant or any subsidiary of the Registrant of all or substantially all the assets or business of a "major stockholder" or a portion of such assets or business having a value of more than 5% of the value of the assets of the Registrant and its subsidiaries; (d) the issuance of any securities, or of any rights, warrants or options to acquire any securities, of the Registrant, or a subsidiary of the Registrant to a "major stockholder" or the acquisition by the Registrant, or a subsidiary of the Registrant, of any securities, or of any rights, warrants or options to acquire any securities, of a "major stockholder"; or (e) any reclassification of voting stock, recapitalization or other transaction that has the effect of increasing the proportionate amount of voting stock of the Registrant or any subsidiary of the Registrant beneficially owned by a "major stockholder," or any partial or complete liquidation, spin off, split off or split up of the Registrant or any subsidiary of the Registrant (except that any transaction specified in this subparagraph (e) shall not be prohibited if approved by a majority of the Registrant's "continuing directors"). The term "major stockholder" means generally any individual, corporation, partnership or other person, group or entity, together with its affiliates and associates and persons acting in concert with it, that is the beneficial owner of 5% or more of the votes held by the holders of the outstanding shares of the voting stock of the Registrant. The term "continuing director" means (a) a member of the Board immediately prior to the time that any then-existing "major stockholder" became a major stockholder or (b) a member of the Board designated, before becoming a director, as a continuing director by a majority of the then-continuing directors.

     The above prohibition does not apply if the specific transaction is approved by (a) a majority of the Board prior to the major stockholder involved in the transaction becoming such, (b) a majority of the continuing directors if the major stockholder involved obtained prior unanimous approval of the Board to become such, (c) 80% of the continuing directors, or (d) 95% of the Registrant's outstanding voting shares and a majority of such shares beneficially owned by stockholders other than any major stockholder. The above prohibitions also do not apply if the specific transaction is approved by a majority of the outstanding voting shares and of such shares beneficially owned by other than by any major stockholder, provided that holders of Common Stock receive at least the higher of (a) the highest price paid by the involved major stockholder in acquiring any Common Stock and (b) an amount that bears the same percentage relationship to the market price of Common Stock immediately prior to the announcement of the transaction as the highest per share price paid by the involved major stockholder in acquiring any Common Stock bears to the market price of Common Stock immediately prior to the commencement of acquisition of Common Stock by such major stockholder (but in no event in excess of two times the highest per share price determined in (a) above), and provided certain other conditions are met. The Articles also provide that during the time a major stockholder of the Registrant exists, the Registrant may voluntarily dissolve only upon the unanimous consent of its stockholders or an affirmative vote of at least two-thirds of its directors and the holders of at two-thirds of both the shares entitled to vote on such a dissolution and of each class of shares entitled to vote on such a dissolution as a class, if any. Amendments to these provisions of the Articles require the affirmative vote of 95% of the shareholders of the Registrant holding voting stock beneficially owned by stockholders other than any major stockholder. This provision is designed to inhibit hostile takeovers and encourage potential acquirors to negotiate with the Board. Without the approval of the Board, a potential acquiror would find it extremely difficult to assemble the votes required to effect a transaction pursuant to the terms of this provision.

     Item 2. Exhibits

     1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.



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                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        WASHINGTON MUTUAL, INC.
                                        Date:  December 2, 1998



                                        By /s/ Fay L. Chapman
                                           Fay L. Chapman
                                           Executive Vice President and
                                            General Counsel